UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01

Eunos Techpark

Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65-6327-1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

At The Market Offering Agreement

On June 23, 2025, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into an At The Market Offering Agreement (the “ATM Agreement”) with Chardan Capital Markets LLC (“Chardan”). Pursuant to the ATM Agreement, The Company may issue and sell through or to Chardan, as sales agent and/or principal, up to $10,000,000 of its ordinary shares (the “Shares”), at no par value (the “Ordinary Shares”), from time to time during the term of, and on the terms set forth in, the Agreement.

The Company will file a prospectus supplement relating to the offer and sale of the Shares pursuant to the ATM Agreement, which will form a part of its Registration Statement on Form F-3 (File No. 333-282723), which was filed with the Securities and Exchange Commission on October 18, 2024 and declared effective on November 4, 2024. Subject to the terms and conditions of the ATM Agreement, Chardan may sell Shares by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”). Chardan will use commercially reasonable efforts to sell the Shares from time to time, based upon instructions from the Company (including any price, time or size limits or other customary parameters or conditions the Company may impose). The Company will pay Chardan a commission equal to 3.0% of the gross sales proceeds of any Shares sold directly into the market, and 7.0% if sold through institutional or broker-to-broker “block” transactions under ATM Agreement.

The Company is not obligated to make any sales of the Shares under the ATM Agreement. The offering of the Shares will terminate upon the earlier of (i) the sale of all Shares subject to the ATM Agreement or (ii) termination of the ATM Agreement in accordance with its terms. The ATM Agreement contains customary representations, warrantees and agreements between the Company and Chardan, including customary indemnification rights, including for liabilities under the Securities Act. The representations, warranties and covenants contained in the ATM Agreement were made only for purposes of such agreement and as of specific dates and were solely for the benefit of the parties to such agreement.

The foregoing description of the ATM Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which is filed as Exhibit 1.1 to this Current Report and incorporated by reference herein.

The legal opinion of Conyers Dill & Pearman Pte. Ltd. relating to the Shares being offered is filed herewith as Exhibit 5.1.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Ordinary Shares nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	At the Market Offering Agreement dated June 23, 2025
5.1	Opinion of Conyers Dill & Pearman Pte. Ltd.
23.1	Consent of Conyers Dill & Pearman Pte. Ltd. (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 23, 2025

EUDA Health Holdings Limited

	By:	/s/ Vivian Tay
	Name:	Vivian Tay
	Title:	Interim Chief Financial Officer